UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the "Partnership") dated December 21, 2017: Dynagas LNG Partners LP Enters Into New Long-Term Time Charter for the LNG Carrier Arctic Aurora and Extends Current Time Charter for the LNG Carrier Clean Energy.

This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2017

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Dynagas LNG Partners LP Enters Into New Long-Term Time Charter for the LNG Carrier Arctic Aurora and Extends Current Time Charter for the LNG Carrier Clean Energy

Contracted backlog increases to 1.51 billion with average remaining contract duration of about 10.6 years

Monaco – December 21, 2017 –Dynagas LNG Partners LP. (the "Partnership") (NYSE: "DLNG"), an owner and operator of LNG carriers, today announced the following:

The Partnership has entered into a new three year charter agreement with Statoil ASA ("Statoil") for the employment of the Arctic Aurora, its 2013-built, 155,000 cubic meter , tri-fuel diesel engine, ice class LNG carrier (the "Extended Charter"). The Arctic Aurora is currently, and has been since 2013, on charter to Statoil (the "Current Charter"). The Extended Charter is expected to commence in the third quarter of 2018 in direct continuation of the Current Charter (interrupted only by the vessel's mandatory statutory class five-year special survey and dry-docking) and will have a firm period of about 3 years +/- 30 days. Statoil will have the option to extend the Extended Charter by two consecutive 12-month periods at escalated rates.

PetroChina International (Singapore) Pte. Ltd. ("PetroChina") has exercised its right to extend the current charter term for the Clean Energy, the Partnership's 2007-built, approximately 150,000 cubic meter LNG carrier, by a minimum period of approximately 4 months. The Clean Energy was delivered to PetroChina in October 2017 and is now expected to be redelivered to the Partnership under the charter, as extended, at the earliest, in May 2018 and at latest, in June 2018, prior to its delivery to Gazprom Marketing & Trading Singapore Pte Ltd in July 2018, when the vessel will commence a time charter with a term of approximately eight years.

The extension of these two charter periods increases the Partnership's estimated contracted backlog to approximately $1.51 billion with average remaining contract duration of about 10.6 years.

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

"We are pleased to report our extended charters with Statoil and PetroChina. Statoil is an important partner for Dynagas that further solidifies our operation of LNG carriers in subzero and ice bound areas. The charter with PetroChina strengthens an important cooperation that provides cleaner energy in a rapidly growing Chinese gas market. As previously communicated we have been executing on our strategy of securing term employment for part of our availability in 2018 on the back of an improving LNG shipping market."

About Dynagas LNG Partners LP.
Dynagas LNG Partners LP. is a growth-oriented partnership formed by its Sponsor to own, and operate liquefied natural gas ("LNG") carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of six LNG carriers, each of which has a carrying capacity of approximately 150,000 to 155,000 cbm. The Partnership and its Sponsor perform conventional LNG shipping and specialized LNG shipping in sub-zero and ice bound areas and represents the world's largest fleet of ice classed LNG carriers.

Visit the Partnership's website at www.dynagaspartners.com

Contact Information:
Dynagas LNG Partners LP
23, Rue Basse, 98000 Monaco
Attention: Michael Gregos
Tel. +37799996445
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536 New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com

Forward-Looking Statements
Matters  discussed  in  this  press  release  may  constitute  forward-looking  statements.  The  Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "expected," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership's management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership's control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.